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                                  EXHIBIT 99.11

Diodes Incorporated

FOR IMMEDIATE RELEASE

Diodes, Inc. Launches Next Generation Product Lines
Offers Customized Configurations of Ultra-miniature, Multi-pin Arrays

Westlake Village, California - September 5, 2000 - Diodes Incorporated (Nasdaq:
DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the telecommunications, computing, electronics and automotive industries, today announced a major new product initiative centered on customer-specific customization of its six-pin diode and transistor arrays focused on portable applications.

The Company is launching a series of customized configurations of its high-density SC-70 and SOT-363 diode and transistor arrays in ultra-miniature, multi-pin, surface-mount packages. Diodes has introduced over forty different configurations to date, and plans to design and manufacture additional application-specific configurations to meet customer requests. The arrays achieve considerable space savings and design simplification, allowing one surface-mount package to execute a range of functions that previously necessitated two, three or four separate units.

The resultant smaller packages deliver additional benefits, as the increased circuit density offers customers a much higher level of reliability, while requiring a lower level of power consumption and reduced assembly costs.

C.H. Chen, President and CEO of Diodes, said, "This is an exciting new phase in our continuing drive to become a top-tier manufacturer in the discrete semiconductor industry. Diodes has long sought to differentiate itself by offering a higher level of customer service and product focus that is unique in our industry. Our expanding customer base speaks to our commitment to service and our first-class quality product lines. We are committed to a strategy of introducing innovative, customized product lines that will provide additional value to our customers, while resulting in higher margins and a competitive edge for Diodes."

"We are advancing service levels in terms of what discrete semiconductor manufacturers are doing for their customers," said Mark King, VP of Sales and Marketing. "As space and power constraints become more critical and product development cycles become shorter, Diodes has the flexibility, agility and willingness to respond to our customer needs in driving the product definition. Our customers are recognizing the value of products that exactly match their designs. With our advanced state-of-the-art manufacturing facilities at Diodes-China, we are able to provide prototypes within three weeks.

"We are in the process of surveying key customers and the response has been very enthusiastic," continued Mr. King. "We have already received further specific customization requests in addition to our initial designs and we are very excited about the implications of this new initiative."

About Diodes Incorporated
Diodes, Inc. (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, primarily to manufacturers in the telecommunications, computer, electronics and automotive industry. The Company's Far East subsidiaries, Diodes-China and Diodes-Taiwan, manufacture products for sale to North America and Asia. Diodes-China focuses on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others, while Diodes-Taiwan focuses on products destined for a broad base of end products. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.


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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the introduction of and customer reception to new products; the Company's ability to maintain customer and vendor relationships; technological advancements; impact of competitive products and pricing; growth in targeted markets; risks of foreign operations; and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source: Diodes Incorporated CONTACT: Crocker Coulson, Account Executive, Coffin Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes Incorporated; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent to Investor Relations, Diodes Incorporated, 3050 E. Hillcrest Drive, Westlake Village, CA 91362, or they may be e-mailed to: diodes-fin@diodes.com.


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